The Spain Fund, Inc.      Exhibit 77C
811-5189

77C - Matters submitted to a vote of security holders

The Annual Meeting of Stockholders of The Spain Fund, Inc. (“Spain”) was held on June 28, 2006. A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Withheld
To elect three Directors of Spain for a term of one or three years and until his successor is duly elected and qualifies. Class Two (terms expire 2009) William H. Foulk, Jr. Antonio Eraso	6,402,746 6,403,174	53,792 53,364
Class Three (term expires 2007) Luis Abril Perez	6,408,236	48,302